[Monsanto Letterhead]

Release: Immediately

Contact: Lori J. Fisher (314-694-8535)



MONSANTO COMPLETES TENDER OFFER FOR SHARES OF DEKALB

         ST. LOUIS (Dec. 1, 1998) -- Monsanto Company announced today that it has successfully completed its $100 per share cash tender offer to acquire shares of DEKALB Genetics Corporation that Monsanto didn't already own.

         Monsanto has been advised by the depositary for the offer that at the expiration of the tender offer at 5 p.m. EST on Nov. 30, 1998, 5,410,481 Class A shares (including 312 by notice of guaranteed delivery) and 14,570,941 Class B shares (including 2,559,693 by notice of guaranteed delivery) were validly tendered and not withdrawn. In addition, Monsanto owns 485,442 Class A shares and 13,321,436 Class B shares. Thus, Monsanto and its affiliates now own more than 90 percent of the Class A and Class B shares outstanding at the close of business on Nov. 30, 1998.

         Pursuant to the merger agreement between Monsanto and DEKALB, Monsanto expects to acquire the remaining shares of DEKALB promptly pursuant to a merger of a subsidiary of Monsanto into DEKALB as a result of which the remaining Class A and Class B shares of DEKALB (other than those held by Monsanto or DEKALB and other than shares as to which dissenters rights are validly exercised) will be converted into the right to receive $100 per share in cash.

         As a life sciences company, Monsanto is committed to finding solutions to the growing global needs for food and health by sharing common forms of science and technology among agriculture, nutrition and health. The company's 28,500 employees worldwide make and market high-value agricultural products, pharmaceuticals and food ingredients.

         DEKALB is a worldwide leader in agricultural genetics and biotechnology for seed and swine.